Exhibit 12.1

ChemoCentryx, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in thousands, except for ratios)	2011	2012	2013	2014	2015
Computation of earnings:

Net income (loss) before provision for income taxes	$(4,617)	$(39,891)	$(38,673)	$(46,929)	$(47,305)
Fixed charges, as calculated below	1,011	1,085	373	355	374

Total earnings	$(3,606)	$(38,806)	$(38,300)	$(46,574)	$(46,931)

Computation of fixed charges:

Interest expense, including amortization of debt issuance cost	$734	$794	$59	$24	—
Estimated interest expense portion of rental expense	277	291	314	331	374

Total fixed charges	$1,011	$1,085	$373	$355	$374

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)	Our earnings were inadequate to cover fixed charges for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 by $4.6 million, $39.9 million, $38.7 million, $46.9 million, and $47.3 million, respectively.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.